UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

MONETIVA, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

none

(CUSIP Number)

Pierre Sawaya. 4695 MacArthur Court. Newport Beach, CA 92660. 949-387-9799.

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 01, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ____________

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Pierre Sawaya
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,000,000 shares common directly owned
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 8,000,000 shares
	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,000,000 shares common
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 100% (based on 8,000,000 shares outstanding)
14.	Type of Reporting Person (See Instructions) Individual

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Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, $0.0001 par value (the “Common Stock”), of Monetiva Corporation, a Delaware corporation (“Monetiva”). Monetiva’s principal executive offices are located at 4695 MacArthur Court, Newport Beach, CA 92660.

Item 2.	Identity and Background

(a) Name of Person Filing: Pierre Sawaya (“Sawaya”)

(b) Address of Principal Business or, if none, residence: 4695 MacArthur Court, Newport Beach, CA 92660.

(c) Principal occupation or employment: business man, Marketing

(d) During the past five years, Sawaya has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Sawaya has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: U.S.

Item 3.	Source and Amount of Funds or Other Consideration

Private Funds

Item 4.	Purpose of Transaction

Change in control of Company

Item 5.	Interest in Securities of Issuer

(a) As of the filing date of the Schedule 13D, Mr. Sawaya:

i.	Is the beneficial owner and
ii.	Has sole power to vote
iii.	8,000,000 shares of common stock which represents 100% of the shares of common stock deemed to be outstanding pursuant to rule 13d-1(j).

(b) The response to Items 7-11 of the cover page of this Schedule 13D are incorporated herein.

(c) Except as set forth or incorporated herein, no other transaction in the common stock has been effected during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Materials to be Filed as Exhibits

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 30, 2018 MONETIVA, INC.

/s/ Pierre Sawaya
Pierre Sawaya Chief Executive Officer

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